CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED MAY 31, 2020 AND 2019

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Metalla Royalty & Streaming Ltd.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated financial statements of Metalla Royalty & Streaming Ltd. (the Company), which comprise the consolidated statements of financial position as of May 31, 2020 and 2019, the related consolidated statements of loss and comprehensive loss, changes in equity and cash flows for the years then ended, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of May 31, 2020 and 2019, and the results of its financial performance and its cash flows for the years then ended, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Change in Accounting Principle

As discussed in Note 2 to the consolidated financial statements, the Company has changed its accounting policies for leases as of June 1, 2019 due to the adoption of IFRS 16, Leases.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. KPMG Canada provides services to KPMG LLP.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ KPMG LLP

Chartered Professional Accountants

We have served as the Company's auditor since 2017.

Vancouver, Canada

August 21, 2020

METALLA ROYALTY & STREAMING LTD.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Expressed in Canadian Dollars)

	May 31	May 31
	2020	2019

ASSETS
Current assets
Cash	$4,695,653	$4,603,062
Accounts receivables (Note 3)	232,042	325,310
Prepaid expenses and other	300,638	343,864
Total current assets	5,228,333	5,272,236
Non- current assets

Royalty, stream, and other interests (Note 4)	62,570,580	56,260,383
Investment in Silverback (Note 5)	1,978,043	2,191,433
Right-of-use asset	3,721	-
Total non- current assets	64,552,344	58,451,816
TOTAL ASSETS	$69,780,677	$63,724,052

LIABILITIES AND EQUITY
LIABILITIES
Current liabilities
Trade and other payables (Note 6)	$1,849,326	$1,610,462
Current portion of loans payable (Note 7)	-	2,798,975
Total current liabilities	1,849,326	4,409,437

Non- current liabilities
Loans payable (Note 7)	4,595,440	-
Deferred income tax liabilities (Note 9)	660,305	145,221
Total non- current liabilities	5,255,745	145,221
Total liabilities	7,105,071	4,554,658

EQUITY
Share capital (Note 10)	92,198,893	83,058,255
Reserves	9,904,578	7,396,376
Deficit	(39,427,865)	(31,285,237)
Total equity	62,675,606	59,169,394
TOTAL LIABILITIES AND EQUITY	$69,780,677	$63,724,052

Commitments (Note 14)

Event after reporting date (Note 15)

These consolidated financial statements were authorized for issuance by the Board of Directors on August 21, 2020.

Approved by the Board of Directors

"Brett Heath"	Director	"Terry Krepiakevich"	Director

The accompanying notes are an integral part of these consolidated financial statements.

METALLA ROYALTY & STREAMING LTD.
CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS
(Expressed in Canadian Dollars, except for share amounts)

	Year ended	Year ended
	May 31	May 31
	2020	2019
Revenue from royalty interests (Note 8)	$90,273	$-
Revenue from stream interest (Note 8)	3,520,828	7,852,661
Total revenue	3,611,101	7,852,661
Cost of sales, excluding depletion	(1,380,820)	(2,998,947)
Depletion on royalty and stream interests (Note 4)	(911,427)	(2,415,942)
Gross profit	1,318,854	2,437,772

General and administrative expenses	(4,271,559)	(2,802,556)
Share-based payments (Note 10)	(2,040,749)	(1,084,471)
Loss from operations	(4,993,454)	(1,449,255)

Share of net income of Silverback (Note 5)	97,905	92,843
Interest expense (Note 7)	(914,258)	(489,458)
Finance charges (Note 7)	(436,137)	-
Accretion and other expenses	(12,145)	(46,396)
Fair value adjustment on marketable securities	12,488	-
Foreign exchange gain (loss)	112,880	(194,792)
Loss before income taxes	(6,132,721)	(2,087,058)
Current income tax recovery (expense) (Note 9)	128,718	(408,524)
Deferred income tax recovery (expense) (Note 9)	(515,083)	52,093
Net loss	$(6,519,086)	$(2,443,489)

Other comprehensive income (loss)
Items that may be reclassified subsequently to profit and loss:
Foreign currency translation adjustment	(372,299)	262,819
Other comprehensive income (loss)	(372,299)	262,819
Total comprehensive loss	$(6,891,385)	$(2,180,670)

Earnings (loss) per share - basic and diluted	$(0.19)	$(0.10)
Weighted average number of shares outstanding - basic and diluted	33,887,938	25,704,885

The accompanying notes are an integral part of these consolidated financial statements.

METALLA ROYALTY & STREAMING LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in Canadian Dollars)

	Year ended	Year ended
	May 31	May 31
	2020	2019
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(6,519,086)	$(2,443,489)
Items not affecting cash:
Share of net income of Silverback	(97,905)	(92,843)
Depletion and amortization	933,735	2,415,942
Interest and accretion expense	914,258	489,458
Finance charges	436,137	-
Share-based payments	2,040,749	1,084,471
Deferred income tax expense (recovery)	515,083	(52,093)
Fair value adjustment on marketable securities	(12,488)	-
Unrealized foreign exchange effect	30,948	126,511
	(1,758,569)	1,527,957)
Changes in non-cash working capital items:
Accounts receivable	93,268	(36,031)
Prepaid expenses and other	79,228	(213,049)
Trade and other payables	27,790	1,007,794
Net cash (used in) provided by operating activities	(1,558,283)	2,286,671

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisitions of royalty and stream interests (Note 4)	(4,804,669)	(13,458,638)
Recoveries from royalty and stream interests	-	105,273
Dividend received from Silverback (Note 5)	311,293	314,285
Net cash used in investing activities	(4,493,376)	(13,039,080)

CASH FLOWS FROM FINANCING ACTIVITIES
Private placements, net of share issue costs	-	6,381,927
Proceeds from exercise of stock options	967,721	48,000
Proceeds from exercise of share purchase warrants	3,469,396	5,224,900
Dividend paid	(1,623,542)	(1,813,738)
Proceeds from convertible loans facility	7,000,000	2,554,721
Repayment of loan principal	(2,666,250)	(1,566,939)
Interest paid	(599,980)	(377,837)
Finance charges paid	(436,137)	-
Net cash provided by financing activities	6,111,208	10,451,034

Effect of exchange rate changes on cash	33,042	87,080

Change in cash	92,591	(214,295)
Cash, beginning of year	4,603,062	4,817,357
Cash, end of year	$4,695,653	$4,603,062

Supplemental disclosure with respect to cash flows (Note 12)

The accompanying notes are an integral part of these consolidated financial statements.

METALLA ROYALTY & STREAMING LTD.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(Expressed in Canadian Dollars, except for share amounts)

	Number	Share			Total
	of shares	capital	Reserves	Deficit	equity
Balance as at May 31, 2018	18,859,546	$35,859,181	$6,424,470	$(27,028,010)	$15,255,641
Private placements and share issuances	2,187,202	6,423,933	400,137	-	6,824,070
Share issue costs	-	(442,143)	-	-	(442,143)
Share issue costs, finder's warrants	-	(90,769)	90,769	-	-
Acquisition of royalty and other interests	7,655,252	27,064,436	801,345	-	27,865,781
Conversion on loan payable (Note 7)	2,307,411	7,199,123	-	-	7,199,123
Exercise of stock options	33,333	74,892	(26,892)	-	48,000
Exercise of share purchase and finder's warrants	2,042,003	6,802,702	(1,577,802)	-	5,224,900
Share-based payments - stock options	-	-	917,571	-	917,571
Share-based payments - restricted share units	53,500	166,900	-	-	166,900
Warrants issued for loans payable (Note 7)	-	-	103,959	-	103,959
Foreign currency translation adjustment	-	-	262,819	-	262,819
Dividend paid	-	-	-	(1,813,738)	(1,813,738)
Loss for the year	-	-	-	(2,443,489)	(2,443,489)
Balance as at May 31, 2019	33,138,247	$83,058,255	$7,396,376	$(31,285,237)	$59,169,394
Acquisition of royalty and other interests	359,695	2,760,955	-	-	2,760,955
Exercise of stock options	565,603	1,875,723	(908,002)	-	967,721
Exercise of share purchase and finder's warrants	959,698	4,125,566	(656,170)	-	3,469,396
Share-based payments - stock options	-	-	1,392,902	-	1,392,902
Share-based payments - restricted share units	90,805	378,394	269,453	-	647,847
Allocation of conversion feature (Note 7)	-	-	2,782,318	-	2,782,318
Foreign currency translation adjustment	-	-	(372,299)	-	(372,299)
Dividend paid	-	-	-	(1,623,542)	(1,623,542)
Loss for the year	-	-	-	(6,519,086)	(6,519,086)
Balance as at May 31, 2020	35,114,048	$92,198,893	$9,904,578	$(39,427,865)	$62,675,606
The accompanying notes are an integral part of these consolidated financial statements.

METALLA ROYALTY & STREAMING LTD. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED MAY 31, 2020 AND 2019 (Expressed in Canadian Dollars, unless otherwise stated)

1. NATURE OF OPERATIONS

Metalla Royalty & Streaming Ltd. ("Metalla" or the "Company"), incorporated in Canada, is a precious metals royalty and streaming company, who engages in the acquisition and management of precious metal royalties, streams, and similar production-based interests. The Company's common shares are listed on the TSX Venture Exchange ("TSX-V") under the symbol "MTA" and on the NYSE American ("NYSE") under the symbol "MTA". The head office and principal address is 501 - 543 Granville Street, Vancouver, British Columbia, Canada.

The Company has incurred a cumulative deficit to date of $39,427,865 as at May 31, 2020 (2019 - $31,285,237) and has had losses from operations for multiple years. Continued operations of the Company are dependent on the Company's ability to generate profitable earnings in the future, receive continued financial support, and/or complete external financing. Management expects that its cash balance, cash flows from operating activities, and available credit facilities will be sufficient to fund the operations of the Company for the next twelve months.

In December 2019, the Company completed a consolidation of its common shares on the basis of one new share for four old shares (1:4) effective December 17, 2019 and the listing of its common shares on the NYSE effective January 8, 2020. All figures have been adjusted to reflect the one for four share consolidation.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Statement of Compliance

The consolidated financial statements have been prepared using accounting policies in compliance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") and interpretations of the International Financial Reporting Interpretations Committee ("IFRIC").

Basis of preparation and measurement

These consolidated financial statements have been prepared on a historical cost basis, except for financial instruments, which have been measured at fair value. In addition, these consolidated financial statements have been prepared using the accrual basis of accounting except for cash flow information.

These consolidated financial statements are presented in Canadian Dollars except as otherwise indicated.

Accounting standards adopted during the year

Adoption of IFRS 16 Leases

The Company adopted IFRS 16 Leases ("IFRS 16") on June 1, 2019, in accordance with the transitional provisions of the standard, applying the modified retrospective approach. The comparative information has not been restated and continues to be reported under IAS 17 Leases and IFRIC 4 Determining Whether an Arrangement Contains a Lease, as permitted under the specific transitional provisions in IFRS 16.

At the inception of a contract, the new leasing standard requires the lessee to assess whether a contract is, or contains, a lease. A contract is, or contains, a lease if the lessee has the right to obtain substantially all of the economic benefits during the term of the arrangement and has the right to direct the use of the asset. If a lease is identified, the new standard eliminates the classification of leases as either operating or finance leases, and all leases that have a term of at least 12 months and are not of a low value will be recorded on the Company's consolidated statement of financial position.

METALLA ROYALTY & STREAMING LTD. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED MAY 31, 2020 AND 2019 (Expressed in Canadian Dollars, unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd…)

Accounting standards adopted during the year (cont'd…)

Adoption of IFRS 16 Leases (cont'd…)

The Company has completed its assessment of the new standard. The process included a review of all lease and service contracts, to determine if we have the right to control the use of an identified asset for a period of time in exchange for consideration. Based on the Company's analysis, the only contract to which the Company will apply the new standard relates to the lease for the use of the Company's office premise. As a result of adopting the new standard, the Company recognized a right-of-use asset of $26,029. The right-of-use asset was measured at an amount equal to the lease liability on adoption.

New accounting policy for leases under IFRS 16 Leases

At inception of a contract, an assessment is made as to whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. At the commencement date of a lease, a right-of-use asset and a lease liability are recognized. The right-of-use asset is initially measured at cost, which is comprised of the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, less any lease incentives received. A lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted by the interest rate implicit in the lease, or if that rate cannot be readily determined, the incremental borrowing rate. The lease obligation is measured at amortized cost using the effective interest method and remeasured if there is a change in future lease payments.

The right-of-use asset is subsequently depreciated from the commencement date to the earlier of the end of the lease term, or the end of the useful life of the asset. An assessment is made at the end of each reporting period if there is an indication the carrying value of the right-of-use asset is not recoverable.

Adoption of IFRIC 23 Uncertainty over Income Tax Treatments

The Company adopted IFRIC 23 Uncertainty over Income Tax Treatments ("IFRIC 23") on June 1, 2019, with retrospective application in accordance with the standard. IFRIC 23 clarifies the recognition and measurement requirements when there is uncertainty over income tax treatments. The adoption of IFRIC 23 did not result in any adjustments to the Company's financial results or disclosures.

Principles of consolidation

These consolidated financial statements include the accounts of the parent company and its subsidiaries after eliminating intercompany balances and transactions.

Subsidiaries

Subsidiaries are all entities over which the Company has exposure to variable returns from its involvement and has the ability to use power over the investee to affect its returns. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Company controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Company until the date on which control ceases.

METALLA ROYALTY & STREAMING LTD. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED MAY 31, 2020 AND 2019 (Expressed in Canadian Dollars, unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd…)

Foreign currency translation

These consolidated financial statements are expressed in Canadian dollars, unless otherwise noted. The functional currency of the Company is the Canadian dollar, which is the currency of the primary economic environment in which the entity operates.  The Company's subsidiaries have functional currencies of either the Canadian dollar or the United States ("US") dollar depending on the currency of the primary environment where the entity operates. Determination of functional currency may involve certain judgements to determine the primary economic environment.

Transactions in currencies other than the functional currency are recorded at exchange rates prevailing on the dates of the transactions. At the end of each reporting period, the monetary assets and liabilities of the Company that are denominated in foreign currencies are translated at the rate of exchange at the reporting date while non-monetary assets and liabilities are translated at historical rates. Revenues and expenses are translated at the exchange rates approximating those in effect on the date of the transactions. Exchange gains and losses arising on translation are included in the consolidated statement of loss and comprehensive loss.

On translation of the entity whose functional currency is the US dollar, revenues and expenses are translated at the exchange rates approximating those in effect on the date of the transactions. Assets and liabilities are translated at the rate of exchange at the reporting date. Exchange gains and losses, including results of re-translation, are recorded in the foreign currency translation adjustment.

Royalty, stream, and other interests

Royalty, stream, and other interests consist of acquired royalty, stream, and other interests. These interests are recorded at cost and capitalized as tangible assets with finite lives. They are subsequently measured at cost less accumulated depletion and accumulated impairment losses, if any. Project evaluation costs that are not related to a specific royalty or stream asset are expensed in the period incurred.

Producing royalty and stream interests are depleted using the units-of-production method over the life of the property to which the interest relates, which is estimated using available information of proven and probable reserves and the portion of resources expected to be classified as mineral reserves at the mine corresponding to the specific agreement.

On acquisition of a royalty or stream interest, an allocation of its fair value may be attributed to the exploration potential of the interest and is recorded as an exploration asset on the acquisition date. The carrying value of the exploration potential is accounted for in accordance with IFRS 6 Exploration and Evaluation of Mineral Resources ("IFRS 6") and is not depleted until such time as the technical feasibility and commercial viability have been established, at which point the value of the asset is accounted for in accordance with IAS 16 Property, Plant and Equipment ("IAS 16"). Upon demonstration of the technical and commercial feasibility of a project and a development decision, the carrying value related to that project is subject to an impairment test and is reclassified in accordance with IAS 16.

Joint operations

Under IFRS 11 Joint Arrangements investments in joint arrangements are classified as either joint operations or joint ventures. The classification depends on the contractual rights and obligations of each investor, rather than the legal structure of the joint arrangement. The Company recognizes its direct right to the assets, liabilities, revenues, and expenses of joint operations and its share of any jointly held or incurred assets, liabilities, revenues, and expenses.

METALLA ROYALTY & STREAMING LTD. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED MAY 31, 2020 AND 2019 (Expressed in Canadian Dollars, unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd…)

Investments in associates

Companies over which the Company has significant influence, but not control, are determined to be associates and accounted for using the equity basis of accounting, whereby the investment is initially recorded at cost, adjusted to recognize the Company's share of earnings or losses and reduced by dividends received. The Company assesses its equity investments for impairment if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the equity investment and if the event or events have an impact on the estimated future cash flow of the investment. Objective evidence of impairment of an equity investment includes:

  Significant financial difficulty of the associated companies;
  Becoming probable that the associated companies will enter bankruptcy or other financial reorganization; or
  National or local economic conditions that correlate with defaults of the associated companies.

Impairment of royalty, stream, and other interests

The carrying amounts of non-financial assets, excluding deferred income tax assets, are reviewed for impairment at each reporting date, or whenever events or changes in circumstances indicate the carrying amounts may not be recoverable. If there are indicators of impairment, a review is undertaken to determine whether the carrying amounts are in excess of their recoverable amounts. Reviews are undertaken on an asset-by-asset basis, except where the recoverable amount for an individual asset cannot be determined, in which case the review is undertaken at the cash-generating unit ("CGU") level.

If the carrying amount of a CGU or non-financial asset exceeds the recoverable amount, being the higher of its fair value less costs to sell and its value-in-use, an impairment loss is recognized in net loss as the excess of the carrying amount over the recoverable amount. With respect to CGUs, impairment loses are allocated to reduce the carrying amounts of the assets of the CGU on a pro-rata basis. The future cash flow expected is derived using estimates of proven and probable reserves, a portion of resources that is expected to be converted into reserves and information regarding the Company's royalty, stream, and other production-based interests, respectively, that could affect the future recoverability of the Company's interests. Discount factors are determined individually for each asset and reflect their respective risk profiles. In certain circumstances, the Company may use a market approach in determining the recoverable amount which may include an estimate of (a) net present value of estimated future cash flows; (b) dollar value per ounce or pound of reserve/resource; (c) cash-flow multiples; and/or (d) market capitalization of comparable assets.

Non-financial assets that have previously been impaired are tested for a possible reversal of the impairment whenever events or changes in circumstances indicate that the impairment may have reversed, or may have partially reversed. In these instances, the impairment loss is reversed to the recoverable amount but not beyond the carrying amount, net of amortization, that would have arisen if the prior impairment loss had not been recognized.

METALLA ROYALTY & STREAMING LTD. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED MAY 31, 2020 AND 2019 (Expressed in Canadian Dollars, unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd…)

Revenue recognition

Revenue is comprised of revenue earned in the year from royalty, stream, and other interests. The Company recognizes revenue upon the transfer of control of the relevant commodity to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those commodities.

For stream interests, revenue recognition occurs when the relevant commodity received from the stream operator is delivered by the Company to its third-party customers. Revenue is measured at the fair value of the consideration received or receivable when management can reliably estimate the amount, pursuant to the terms of the sales contract.

For royalty interests, revenue recognition occurs when control of the relevant commodity is transferred to the end customer by the operator of the royalty property. Revenue is measured at the fair value of the consideration received or receivable when management can reliably estimate the amount, pursuant to the terms of the royalty agreement. In some instances, the Company will not have access to sufficient information to make a reasonable estimate of consideration to which it expects to be entitled and, accordingly, revenue recognition is deferred until management can make a reasonable estimate. Differences between estimates and actual amounts are adjusted and recorded in the period that the actual amounts are known.

Financial instruments

All financial instruments are initially recorded at fair value and designated as follows:

Cash includes cash on account and is subsequently measured at amortized cost.

Trade receivables relate to amounts received from sales of refined gold and silver and royalty revenue. These receivables are non-interest bearing and are recognized at fair value and are subsequently measured at amortized cost. We have applied the simplified approach to determining expected credit losses, which requires expected lifetime losses to be recognized upon initial recognition of the receivables.

Marketable securities are designated as fair value through profit and loss ("FVTPL") unless they are irrevocably designated, on an individual basis, as fair value through other comprehensive income ("FVOCI"). Investment transactions are recognized on the trade date with transaction costs included in the underlying balance. Fair values are determined by reference to quoted market prices at the statement of financial position date.

Accounts payables, accrued liabilities, and loans payable are initially recorded at fair value, less transaction costs. These financial liabilities are subsequently measured at amortized cost, calculated using the effective interest rate method

Related party transactions

Parties are considered related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered related if they are subject to common control or significant influence. A transaction is considered a related party transaction when there is a transfer of resources or obligations between related parties.

METALLA ROYALTY & STREAMING LTD. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED MAY 31, 2020 AND 2019 (Expressed in Canadian Dollars, unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd…)

Share capital

Common shares issued for non-monetary consideration are recorded at their fair value based on closing price on the measurement date and classified as equity. The measurement date is defined as the earliest of the date at which the commitment for performance by the counterparty to earn the common shares is reached or the date at which the counterparty's performance is complete.

The proceeds from the issue of units are allocated between common shares and share purchase warrants on a pro-rata basis based on the relative fair values. The fair value of the common shares is based on the market closing price on the date of issuance and the fair value of the share purchase warrants is determined using the Black-Scholes option pricing model.

Transaction costs directly attributable to the issue of common shares are recognized as a deduction from equity, net of any tax effects.

Earnings (loss) per share

The Company presents basic earnings (loss) per share data for its common shares, calculated by dividing the income (loss) attributable to equity holders of the Company by the weighted average number of common shares issued and outstanding during the period. Diluted earnings per share is calculated by adjusting the earnings attributable to equity holders and the weighted average number of common shares outstanding for the effects of all potentially dilutive common shares. The calculation of diluted earnings per share assumes that the proceeds to be received on the exercise of dilutive share options and warrants are used to repurchase common shares at the average market price during the period. In periods where a loss is reported, diluted loss per share is the same as basic loss per share as the effects of potentially dilutive common shares would be anti-dilutive.

Income taxes

Income tax expense consists of current and deferred tax expense. Income tax expense is recognized in the consolidated statement of loss and comprehensive loss.

Current tax expense is the expected tax payable on the taxable income for the period, using tax rates enacted or substantively enacted at period end, adjusted for amendments to tax payable with regards to previous periods.

Deferred tax assets and liabilities are recognized for deferred tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and losses carried forward. Deferred tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment occurs.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. To the extent that the Company does not consider it probable that a deferred tax asset will be recovered, the deferred tax asset is reduced.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

METALLA ROYALTY & STREAMING LTD. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED MAY 31, 2020 AND 2019 (Expressed in Canadian Dollars, unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd…)

Share-based payments

The Company grants stock options and restricted share units ("RSUs") to directors, officers, employees and consultants to acquire common shares of the Company. An individual is classified as an employee when the individual is an employee for legal or tax purposes, or provides services similar to those performed by an employee. The fair value of stock options is measured on the date of grant, using the Black-Scholes option pricing model, and is recognized over the vesting period. Consideration paid for the shares on the exercise of stock options is credited to share capital. In situations where equity instruments are issued to non-employees and some or all of the goods or services received by the entity as consideration cannot be specifically identified, they are measured at the fair value of the share-based payment. Otherwise, share-based payments are measured at the fair value of the goods or services received.

The fair value method of accounting is used for share-based payment transactions. Under this method, the cost of stock options and other equity-settled share-based payment arrangements are recorded based on the estimated fair value at the grant date and charged to earnings over the vesting period. Where awards are forfeited because non-market based vesting conditions are not satisfied, the expense previously recognized is proportionately reversed in the period the forfeiture occurs.

Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The chief operating decision-maker, who is responsible for allocating resources and assessing performance of the operating segment, has been identified as the Chief Executive Officer ("CEO").

The Company operates in a single segment, the acquisition and management of precious metal royalties, streams, and similar production-based interests. In addition, the Company has corporate activities, which include the evaluation and acquisition of new precious metal royalties, streams, and similar production-based interests, treasury and finance, regulatory reporting, and corporate administration.

Critical accounting estimates and judgments

The preparation of the Company's consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management's experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ from these estimates.

Information about significant areas of estimation uncertainty and judgments made by management in preparing the consolidated financial statements are described below. The preparation of consolidated financial statements in conformance with IFRS requires management to make estimates, judgments and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, revenue, and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Critical accounting estimates are estimates and assumptions made by management that may result in a material adjustment to the carrying amount of assets and liabilities within the next financial year and include, but are not limited to, the following:

METALLA ROYALTY & STREAMING LTD. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED MAY 31, 2020 AND 2019 (Expressed in Canadian Dollars, unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd…)

Critical accounting estimates and judgments (cont'd…)

a) Royalty interests

The Company holds royalty interests in production stage mineral properties. The royalty interests are recorded initially at their costs and are being depleted using the units of production basis over the expected life of the related mineral property, which is determined using available estimates of future metal prices and future production. Proven and probable reserves and future production plans associated with the royalty interests as determined by the operators impact the measurement of the respective assets. These estimates affect the depletion of the royalty interests and the assessment of the recoverability of the carrying value of the royalty interests.

Management considers both external and internal sources of information in assessing whether there are any indications that the Company's royalty interests are impaired. External sources of information management considers include changes in the market, economic and legal environment in which the Company operates that are not within its control and affect the recoverable amount of its royalty interests. Internal sources of information that management considers include the indications of economic performance of the assets.

In determining the recoverable amounts of the Company's royalty interests, management makes estimates of the discounted net cash flows expected to be derived from the Company's royalty interests, costs of disposal, and the appropriate discount rates and discount multiples that apply to the specific asset. Reductions in metal price forecasts, increases in estimated future costs of production for the mine operators, reductions in the amount of recoverable mineral reserves, mineral resources, and exploration potential, and/or adverse current economics can result in a write-down of the carrying amounts of the Company's royalty interests.

b) Estimation of depletion

The Company's royalty, stream, and other production-based interests that generate economic benefits are considered depletable and are depleted on a unit-of-production basis over the ounces of production that are expected to generate the cash flows that will be attributable to the Company. These calculations require the use of estimates and assumptions, including the amount of contained metals, the recovery rates, and payable rates for the contained metals being treated through a milling or refining process. Changes to these assumptions may impact the estimated recoverable reserves, resources or exploration potential which could directly impact the depletion rates used. Changes to depletion rates are accounted for prospectively.

c) Income taxes

The interpretation of existing tax laws or regulations in Canada, Australia, Argentina, the United States, or any of the countries in which our property interests are located requires the use of judgment. Differing interpretation of these laws or regulations could result in an increase in the Company's taxes, or other governmental charges, duties or impositions. In addition, the recoverability of deferred income tax assets, including expected periods of reversal of temporary differences and expectations of future taxable income, are assessed by management at the end of each reporting period and adjusted, as necessary, on a prospective basis.

METALLA ROYALTY & STREAMING LTD. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED MAY 31, 2020 AND 2019 (Expressed in Canadian Dollars, unless otherwise stated)

3. ACCOUNTS RECEIVABLE

	May 31	May 31
	2020	2019
Royalty and stream receivables	$-	$129,960
GST and other tax recoverable	180,943	195,350
Other receivables	51,099	-
	$232,042	$325,310

As at May 31, 2020 and 2019, the Company did not have any royalty and stream receivables that were past due. The Company's allowance for doubtful accounts as at May 31, 2020 and 2019 was $Nil.

4. ROYALTY, STREAM, AND OTHER INTERESTS

	Producing	Development	Exploration
Royalty and stream on:	assets	assets	assets	Total
As at May 31, 2018	$5,813,465	$10,156,817	$1,060,681	$17,030,963
Alamos acquisition	-	9,784,221	176,000	9,960,221
ValGold acquisition	-	8,067,299	150,001	8,217,300
Santa Gertrudis acquisiton	-	15,108,224	-	15,108,224
Cap-Oeste Sur East (COSE) acquisition	-	2,093,218	-	2,093,218
Fifteen Mile Stream (FMS) acquisition	-	5,691,629	-	5,691,629
Other additions	-	351,818	107,998	459,816
Depletion	(2,415,942)	-	-	(2,415,942)
Recoveries	-	(105,273)		(105,273)
Currency translation adjustments	220,227	-	-	220,227
As at May 31, 2019	3,617,750	51,147,953	1,494,680	56,260,383
Alamos royalty portfolio acquisition	-	67,455	18,888	86,343
Fifteen Mile Stream (FMS) acquisition	-	530,067	-	530,067
NuevaUnión acquisition	-	1,381,733	-	1,381,733
Idaho Resources Corp. acquisition	-	-	5,761,852	5,761,852
Other additions	-	88,702	27,972	116,674
Depletion	(911,427)	-	-	(911,427)
Recoveries	-	-	(150,000)	(150,000)
Reclassification (Joaquin and COSE)	8,399,942	(8,399,942)	-	-
Currency translation adjustments	(399,420)	-	(105,625)	(505,045)
As at May 31, 2020	$10,706,845	$44,815,968	$7,047,767	$62,570,580

Historical costs	$17,724,052	$44,815,968	$7,047,767	$69,587,787
Accumulated depletion	$(7,017,207)	$-	$-	$(7,017,207)

 *Note: For transactions prior to the reporting period, please refer to the Company's past audited financial statements on SEDAR at www.sedar.com.

METALLA ROYALTY & STREAMING LTD. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED MAY 31, 2020 AND 2019 (Expressed in Canadian Dollars, unless otherwise stated)

4. ROYALTY, STREAM, AND OTHER INTERESTS (cont'd…)

During the year ended May 31, 2020, the Company had the following acquisitions:

IRC acquisition

In May 2020 the Company closed its stock purchase agreement under which it acquired all outstanding common shares of Idaho Resources Corp. ("IRC"), who held two gross overriding return ("GOR") royalties. Under the terms of stock purchase agreement, shareholders of IRC received in aggregate US$2,000,000 and 357,121 common shares (valued at $7.70 per share on May 22, 2020). The purchase price allocation for the IRC acquisitions is as follow:

Considerations paid:
Cash paid	$2,800,800
Common shares issued	2,749,831
Acquisition costs	236,025
5,786,656
Net asset acquired
Cash	$804
Marketable securities	24,000
IRC NSR interests	5,761,852
$5,786,656

The Company acquired the following GOR interests:

Anglo/Zeke

A 0.5% GOR payable by Nevada Gold Mines, a joint venture between Barrick Gold Corporation and Newmont Corporation, on claims located southeast of the Cortez Operations and Goldrush project in Nevada, USA.

Red Hill

A 1.5% GOR payable by NuLegacy Gold Corporation, on claims located southeast of the Cortez Operations and Goldrush project and Anglo/Zeke claim in Nevada, USA.

NuevaUnión acquisition

In February 2020, the Company entered into a purchase agreement, jointly with Nova Royalty Corp. ("Nova") (formerly BatteryOne Royalty Corp.), to acquire a 2.0% Net smelter Return ("NSR") on future gold production from a portion of the La Fortuna deposit and prospective exploration grounds forming part of the NuevaUnión copper-gold project ("NuevaUnión") located in Chile. NuevaUnión is jointly owned by Newmont Corporation and Teck Resources Limited. The aggregate consideration of US$8,000,000 is split between the purchasers, where the Company has agreed to pay 25% or US$2,000,000 in cash and common shares:

  US$750,000 in cash on closing (paid);
  US$250,000 in cash in one year after closing (Note 6); and
  US$500,000 in cash and US$500,000 in common shares upon the achievement of commercial production at the La Fortuna deposit.

During the year ended May 31, 2020, the Company paid $49,518 of acquisition costs of the NuevaUnión NSR.

METALLA ROYALTY & STREAMING LTD. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED MAY 31, 2020 AND 2019 (Expressed in Canadian Dollars, unless otherwise stated)

4. ROYALTY, STREAM, AND OTHER INTERESTS (cont'd…)

Alamos royalty portfolio acquisition

Biricu

In June 2019, the Company issued 2,574 common shares (valued at $4.32 per share on June 20, 2019) for a 2.0% NSR royalty on the Biricu project, in connection to the same purchase and sale agreement dated April 2019.

Orion

In August 2019, the Company and Alamos amended the purchase and sale agreement dated April 2019 to remove one NSR royalty and include the purchase of the Orion NSR royalty for common shares of the Company, which is subject to closing conditions.

During the year ended May 31, 2020, the Company paid $75,220 of acquisition costs.

Tower Mountain acquisition

The Tower Mountain project located in Ontario, Canada was wholly-owned by ValGold Resources Ltd. ("ValGold"), who completed an Independent Mineral Resource Estimation report in February 2006 indicating inferred resource of 151,000 ounces in a bulk tonnage model within 7,150,000 tonnes at an average grade of 0.66 grams per tonne gold. In August 2019, the Company entered into an agreement to sell the Tower Mountain project for $150,000 (offset against pre-production royalty payable to the original owner) and a 2.0% NSR royalty interest on the property was retained for the benefit of the Company.

Fifteen Mile Stream acquisition

In August 2019, the Company entered into an agreement to acquire a 3.0% NSR royalty on the western half of the Plenty Zone and Seloam Brook prospect of St. Barbara Ltd.'s ("St. Barbara") Fifteen Mile Stream ("FMS") project for $2,000,000; $500,000 of which was paid on signing of the agreement and $1,500,000 which is conditional upon the achievement of certain milestones. This acquisition increased the Company's position at the FMS project. The Company incurred $30,067 of acquisition costs.

METALLA ROYALTY & STREAMING LTD. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED MAY 31, 2020 AND 2019 (Expressed in Canadian Dollars, unless otherwise stated)

4. ROYALTY, STREAM, AND OTHER INTERESTS (cont'd…)

During the year ended May 31, 2019, the Company had the following acquisitions:

Alamos royalty portfolio acquisition

In April 2019, the Company entered into a purchase and sale agreement to acquire a portfolio of eighteen NSR royalties and options to acquire NSR royalties from Alamos Gold Inc. and its affiliates (collectively, "Alamos") for total consideration of US$8,240,000 payable in common shares of the Company. The Company completed the acquisition and issued 2,054,752 common shares (valued at $4.64 per share on April 16, 2019) and incurred $426,171 of acquisition costs. The aggregate purchase price of $9,960,221 is allocated to each component based on its proportionate fair value within the portfolio of assets acquired. The Company acquired the following key non-current assets:

Wasamac

A 1.5% NSR royalty payable by Monarch Gold Corp. on the claims for the Wasamac gold project located in Quebec, Canada. The NSR royalty is subject to a buy back option where the operator may purchase 0.5% of the NSR for $7.5 million.

El Realito

The Company acquired a 2.0% NSR royalty payable by Agnico Eagle Mines Limited ("Agnico") on the claims for the El Realito mineralized system located in Sonora, Mexico. The NSR royalty is subject to a buy back option where the operator may purchase 1.0% of the NSR royalty for US$4,000,000.

La Fortuna option

The Company was granted a two-year option to acquire a 1.0% NSR royalty payable by Minera Alamos Inc. on the La Fortuna project located in Durango, Mexico for US$1,000,000, where an upfront option payment of US$400,000 was paid and an additional US$600,000 due upon the exercising of the option. The upfront option payment made is fully refundable if the Company does not exercise within two years.

Fifteen Mile Stream acquisition

In February 2019, the Company entered into a purchase and sale agreement to acquire a 1.0% NSR royalty on Atlantic Gold Corporation's FMS project for US$4,000,000, which included $2,920,720 or US$2,200,000 in cash and 654,750 common shares (valued at $4.16 per share on February 12, 2019). The Company incurred $53,309 in acquisition costs. This NSR royalty is in connection with two claims which covers the Egerton-Maclean, Hudson, 149 East Zone, and the majority of the Plenty deposit, which collectively comprise the FMS project located in Nova Scotia, Canada. This NSR royalty covers all metals minded or otherwise recovered from the FMS project. Atlantic Gold Corporation was subsequently acquired by St. Barbara.

Aureus East acquisition

In January 2019, the Company acquired a 1.0% NSR royalty for $315,000 in cash on the Aureus East project (formerly known as the Dufferin East project) located in Nova Scotia, Canada, which is operated by Aurelius Minerals Inc.. The Company incurred $24,246 of acquisition costs.

METALLA ROYALTY & STREAMING LTD. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED MAY 31, 2020 AND 2019 (Expressed in Canadian Dollars, unless otherwise stated)

4. ROYALTY, STREAM, AND OTHER INTERESTS (cont'd…)

Cap-Oeste Sur East acquisition

In December 2018, the Company entered into a definitive agreement to acquire a 1.5% NSR royalty for $2,014,065 or US$1,500,000 in cash from Patagonia Gold S.A. ("Patagonia Gold"). The Company incurred $79,153 of acquisition costs. This NSR royalty is in connection with certain mining rights located on the Cap-Oeste Sur East (the "COSE") property located in the province of Santa Cruz, Argentina and includes a NSR on all products mined or otherwise recovered from the COSE property, which is a gold and silver project that is 100%-owned by Minera Triton Argentina S.A., a wholly-owned subsidiary of Pan American Silver Corp. This agreement also includes a right of first refusal in favour of Metalla to acquire a future NSR royalty that may be granted by, or received by, the Patagonia Gold (or its affiliate) on its Cap-Oeste mine.

Santa Gertrudis acquisitions

In November 2018, the Company closed a purchase and sale agreement to acquire a 2.0% NSR royalty payable by Agnico on the Santa Gertrudis gold property in Sonora, Mexico from GoGold Resources Inc. ("GoGold") for $15,108,224 or US$12,000,000. Agnico has a right to repurchase 1% portion of this NSR royalty for US$7,500,000. The Company paid $7,863,540 or US$6,000,000 in cash and GoGold exercised its right to take half of the purchase price in 2,530,769 common shares of the Company (valued at $2.84 per share on November 7, 2018). The Company incurred $63,240 of acquisition costs.

ValGold acquisition

In July 2018, the Company completed its plan of arrangement to acquire all outstanding common shares of ValGold, who held two NSR royalties and an exploration and evaluation project. On the closing date:

  the Company issued 2,414,981 common shares (valued at $3.16 per share on July 31, 2018) in exchange for common shares and in-the-money stock options of ValGold; and
  share purchase warrants of ValGold outstanding remained exercisable to acquire up to 654,207 common shares of the Company at $2.40.

The purchase price allocation for the ValGold acquisitions is as follow:

Considerations paid:
Common shares issued	$7,631,342
Reserve for ValGold share purchase warrants	801,345
Acquisition costs	167,157
8,599,844
Net asset acquired:
Cash	$588,533
Trade receivables and other	39,673
ValGold royalty interests	8,217,300
Trade and other payables	(245,662)
$8,599,844

METALLA ROYALTY & STREAMING LTD. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED MAY 31, 2020 AND 2019 (Expressed in Canadian Dollars, unless otherwise stated)

4. ROYALTY, STREAM, AND OTHER INTERESTS (cont'd…)

ValGold acquisition (cont'd…)

The share purchase warrants of ValGold outstanding on the closing date remained exercisable for common shares of the Company at $2.40 per share until October 6, 2019. The fair value of these share purchase was estimated at $0.31 per share or $801,345 using the Black-Scholes option pricing model with assumptions as follows: risk-free interest rate of 2.07%, expected annual dividend yield of 2.07%, expected stock price volatility of 73%, expected life of 1.1 years, and forfeiture rate of 0%. The Company acquired the following non-current assets:

Garrison

A 2.0% NSR royalty payable by O3 Mining Inc. on the claims for (a) the Garrcon and Jonpol zones and (b) the eastern portion of the 903 Zone, both within its wholly-owned Garrison Project, which consists of a portfolio of properties along the Destor-Porcupine Fault Zone in Ontario, Canada.

Los Platos

A 1.5% NSR royalty on the Los Platos exploration project located in Venezuela.

METALLA ROYALTY & STREAMING LTD. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED MAY 31, 2020 AND 2019 (Expressed in Canadian Dollars, unless otherwise stated)

5. INVESTMENT IN SILVERBACK

	May 31	May 31
	2020	2019
Opening balance	$2,191,431	$2,412,873
Income in Silverback for the year	97,905	92,843
Distribution	(311,293)	(314,285)
Ending balance	$1,978,043	$2,191,431

The Company, through its wholly-owned subsidiary, holds a 15% interest in Silverback Ltd. ("Silverback"), which is a privately held company, whose sole business is the receipt and distribution of the net earnings of the New Luika Gold Mine ("NLGM") silver stream. Distributions to the shareholders are completed on an annual basis at minimum. Given the terms of the shareholders' agreement governing the policies over operations and distributions to shareholders, the Company's judgment is that it has significant influence over Silverback, but not control and therefore equity accounting is appropriate. Summarized financial information for the years ended May 31, 2020 and 2019 of Silverback is as follows:

	May 31	May 31
For the year ended	2020	2019
Current assets	$474,105	$545,114
Non-current assets	3,063,988	4,374,903
Total assets	3,538,093	4,920,017
Total liabilities	(203,217)	(216,535)
Revenue from stream interest	2,152,569	2,092,308
Depletion	$(1,389,644)	$(1,365,079)
Net income and comprehensive income for the period	652,700	618,953

6. TRADE AND OTHER PAYABLES

	May 31	May 31
	2020	2019
Trade payables and accrued liabilities	$1,300,582	$1,126,982
Payable on NuevaUnión acquisition (Note 4)	335,045	-
Lease liability	3,881	-
Taxes payable	209,818	483,480
	$1,849,326	$1,610,462

METALLA ROYALTY & STREAMING LTD. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED MAY 31, 2020 AND 2019 (Expressed in Canadian Dollars, unless otherwise stated)

7. LOANS PAYABLE

For the year ended May 31, 2020	Beedie	Other	Total
Opening balance	$-	$2,798,975	$2,798,975
Additions	7,000,000	-	7,000,000
Allocation of conversion feature	(2,782,318)	-	(2,782,318)
Interest expense	844,425	69,833	914,258
Repayments	(466,667)	(2,799,563)	(3,266,230)
Currency translation adjustments	-	(69,245)	(69,245)
Ending balance	$4,595,440	$-	$4,595,440
Less: current portion	-	-	-
Long term portion	$4,595,440	$-	$4,595,440

	Coeur	Other	Total
For the year ended May 31, 2019	debenture
Opening balance	$8,831,653	$-	$8,831,653
Additions	-	2,633,733	2,633,733
Inducements	-	(182,971)	(182,971)
Interest expense	210,712	278,746	489,458
Repayments	(1,944,775)	-	(1,944,775)
Settlements	(7,199,123)	-	(7,199,123)
Currency translation adjustments	101,533	69,467	171,000
Ending balance	-	2,798,975	2,798,975
Less: current portion	-	2,798,975	2,798,975
Long term portion	$-	$-	$-

In March 2019, the Company entered into a convertible loan facility of $12,000,000 with Beedie Capital ("Beedie") to fund acquisitions of new royalties and streams. The facility consists an initial advance of $7,000,000, with the remaining $5,000,000 available for subsequent advances in minimum tranches of $1,250,000. The facility carries an interest rate of 8.0% on amount advanced and 2.5% on standby funds available, with the principal payment due 48 months after the date the financing is completed. At the option of Beedie, principal outstanding can be converted into common shares of the Company at a conversion price of $5.56 per share. In August 2019, the Company drew down the initial advance of $7,000,000, of which $4,217,682 was allocated to the liability portion and the residual value of $2,782,318 was allocated to the conversion feature. The effective interest rate on the liability was 23.5% per annum, with an expected life of four years. For the standby charge on the undrawn portion of the facility and other associated costs, the Company recognized finance charges of $436,137 (2019 - $Nil) in profit or loss for the year ended May 31, 2020.

In October and December 2018, the Company entered into four loan arrangements for aggregate proceeds of $2,623,733 or US$2,000,000, where each has a stated rate of 5% per annum and a term of one year. The Company provided the lenders in aggregate an origination discount of $79,012 or US$60,000 and 150,000 share purchase warrants exercisable at $3.40 per share for two years, valued at $103,959. In August 2019, the principal and interest balance were repaid in full.

METALLA ROYALTY & STREAMING LTD. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED MAY 31, 2020 AND 2019 (Expressed in Canadian Dollars, unless otherwise stated)

7. LOANS PAYABLE (cont'd…)

In July 2017, the Company entered into a convertible debenture agreement for $8,332,041 or US$6,677,476 with Coeur Mining, Inc. ("Coeur"), in connection with the acquisition of certain royalty and stream interests from Coeur, which has a stated rate of 5% per annum payable every six months and a term of ten years. The principal balance of the convertible debenture would automatically be converted into common shares of the Company at the time of future equity financings or future asset acquisitions and enables Coeur to maintain a 19.9% interest in the Company until the outstanding principal balance is either converted in full or otherwise repaid. During the year ended May 31, 2019, the Company issued 2,307,411 common shares, valued at $3.12 or $7,199,123, on conversion of the debenture owed to Coeur.

8. REVENUE

	May 31	May 31
For the year ended	2020	2019
Endeavor stream	$3,520,828	$7,852,661
COSE royalty	61,716	-
Joaquin royalty	28,557	-
Total revenue	$3,611,101	$7,852,661

The Company operates in one industry and has one reportable segment, which is reviewed by the chief operating decision maker. For the year ended May 31, 2020, the Company recognized revenue from three of its NSR and stream assets as shown above.

9. INCOME TAXES

Income tax expense differs from the amount that would result from applying Canadian income tax rates to earnings before income taxes. These differences result from the following items:

	May 31	May 31
For the year ended	2020	2019
Loss before income taxes	$(6,132,721)	$(2,087,058)
Canadian federal and provincial income tax rates	27.00%	27.00%
Expected income tax expense (recovery) at statutory income tax rate	(1,655,835)	(538,035)
Difference between Canadian and foreign tax rate	(18,518)	(14,573)
Permanent differences	655,814	246,212
Changes in unrecognized deferred tax assets	1,277,153	721,316
Other adjustments	127,751	(58,489)
Total income tax expense	$386,365	$356,431

Current income tax expense (recovery)	$(128,718)	$408,524
Deferred income tax expense (recovery)	$515,083	$(52,093)

METALLA ROYALTY & STREAMING LTD. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED MAY 31, 2020 AND 2019 (Expressed in Canadian Dollars, unless otherwise stated)

9. INCOME TAXES (cont'd…)

The composition of the Company's net deferred income tax asset (liability) that has been recognized is as follows:

	May 31	May 31
Deferred income tax assets (liabilities)	2020	2019
Deferred tax assets:
Mineral expenditures and capital assets	$1,548,158	$1,519,734
Share issue costs	170,052	182,079
Non-capital losses and others	5,089,446	3,437,319
Unrecognized deferred tax assets	6,807,656	5,139,132
	(6,284,425)	(5,139,132)
Deferred tax liabilities	(1,183,536)	(145,221)
Net deferred income t ax liability	$(660,305)	$(145,221)

The Company's significant temporary differences, unused tax credits, and unused tax losses that have not been recognized as deferred income tax assets are as follows:

	May 31	Expiry	May 31	Expiry
	2020	date range	2019	date range
Mineral expenditures and capital assets	$5,733,918	No expiry date	$5,752,246	No expiry date
Share issue costs	629,923	2022 to 2025	674,367	2022 to 2024
Non-capital losses and other	19,633,365	2026 to 2040	15,487,395	2026 to 2039

Tax attributes are subject to review, and potential adjustments, by tax authorities.

10. SHARE CAPITAL

Authorized share capital consists of an unlimited number of common shares without par value.

Issued share capital

As at May 31, 2020, the Company had 35,114,048 common shares issued and outstanding.

During the year ended May 31, 2020, the Company:

  issued 359,695 common shares for the acquisition of royalty and stream interests;
  issued 959,698 common shares related to the exercise of share purchase warrants; and
  issued 656,408 common shares related to the vesting of RSUs, and the exercise of stock options.

During the year ended May 31, 2019, the Company:

  completed a non-brokered private placement for $6,824,070 by issuing 2,187,202 units at $3.12 per unit. Each unit consisted of one common share and one-half share purchase warrant, where each full warrant is exercisable at $4.68 per share for two years, subject to acceleration if the share price is at or above $6.00 per share for ten consecutive trading days. Under the relative fair value method, the warrants were assigned a fair value of $400,137. The Company paid and/or accrued share issue costs of $442,143 and issued 110,310 underwriter's warrants (valued at $90,769) exercisable at $3.12 per share for two years;

METALLA ROYALTY & STREAMING LTD. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED MAY 31, 2020 AND 2019 (Expressed in Canadian Dollars, unless otherwise stated)

10. SHARE CAPITAL (cont'd…)

Issued share capital (cont'd…)

  issued 7,655,252 common shares for the acquisition of royalty and stream interests;
  issued 2,307,411 common shares on conversion of a Coeur convertible debenture;
  issued 2,042,003 common shares related to the exercise of share purchase warrants; and
  issued 86,833 common shares related to the vesting of RSUs, and the exercise of stock options.

Stock options

The Company has adopted a stock option plan approved by the Company's shareholders. The maximum number of shares that may be reserved for issuance under the plan is limited to 10% of the issued common shares of the Company at any time, less the amount reserved for RSUs. The vesting terms, if any, are determined by the Company's Board of Directors at the time of the grant. The continuity of stock options for the years ended May 31, 2020 and 2019 are as follows:

		Weighted average
	Outstanding	exercise price
Balance at May 31, 2018	1,442,706	$1.88
Granted	762,500	3.08
Exercised	(33,333)	1.44
Balance at May 31, 2019	2,171,873	$2.30
Granted	600,000	7.66
Exercised	(565,603)	1.71
Canceled/Expired	(3,125)	2.32
Balance at May 31, 2020	2,203,145	$3.91

As at May 31, 2020, the weighted average remaining life of the stock options outstanding was 3.21 (2019 - 3.50) years. The Company's outstanding and exercisable stock options as at May 31, 2020 and their expiry dates are as follows:

	Exercise
Expiry date	price	Outstanding	Exercisable
Jul 15, 2021	$0.84	41,666	41,666
Nov 15, 2021	1.20	4,250	4,250
Nov 30, 2021	1.32	116,666	116,666
Mar 06, 2022	2.32	96,875	96,875
Jul 31, 2022	2.16	445,250	445,250
Mar 01, 2023	2.56	243,750	243,750
Sep 17, 2023	2.92	329,688	232,813
Jan 04, 2024	3.24	325,000	137,500
Jan 15, 2025	7.66	600,000	-
Total		2,203,145	1,318,770

METALLA ROYALTY & STREAMING LTD. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED MAY 31, 2020 AND 2019 (Expressed in Canadian Dollars, unless otherwise stated)

10. SHARE CAPITAL (cont'd…)

Share purchase warrants

The continuity of share purchase warrants for the years ended May 31, 2020 and 2019 are as follows:

		Weighted average
	Outstanding	exercise price
Balance at May 31, 2018	1,972,321	$2.56
Issued	2,008,117	3.76
Exercised	(2,042,003)	2.56
Expired/cancelled	(247,542)	2.68
Balance at May 31, 2019	1,690,893	3.95
Exercised	(959,698)	3.62
Balance at May 31, 2020	731,195	$4.39

The Company's outstanding share purchase warrants as at May 31, 2020 and their expiry dates are as follows:

	Exercise
Expiry date	price	Outstanding
Nov 08, 2020	$3.40	93,750
Dec 21, 2020	4.68	251,374
Dec 21, 2020	3.12	10,099
Jan 04, 2021	4.68	344,748
Jan 04, 2021	3.12	10,391
Aug 30, 2021	1.80	20,833
Total		731,195

Restricted share units

The Company has adopted an RSU plan approved by the Company's shareholders. The maximum number of RSUs that may be reserved for issuance under the plan is limited to 2% of the issued common shares of the Company updated annually. The vesting terms, if any, are determined by the Company's Board of Directors at the time of issuance. The continuity of RSUs for the years ended May 31, 2020 and 2019 are as follows:

Outstanding
Balance at May 31, 2018	-
Granted	53,500
Vested	(53,500)
Balance at May 31, 2019	-
Granted	171,805
Vested	(90,805)
Balance at May 31, 2020	81,000

METALLA ROYALTY & STREAMING LTD. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED MAY 31, 2020 AND 2019 (Expressed in Canadian Dollars, unless otherwise stated)

10. SHARE CAPITAL (cont'd…)

Share-based payments

During the year ended May 31, 2020, the Company granted 600,000 (2019 - 762,500) stock options to employees, directors, officers, and consultants of the Company. For the fair value method for share-based payments, the Company determined the fair value of the options granted to be $2,267,491 or $3.78 per option (2019 - $1,132,624 or $1.48). The fair value of the stock options granted was estimated using the Black-Scholes option pricing model with weighted average assumptions as follows:

	May 31	May 31
Weighted average:	2020	2019
Risk free interest rate	1.54%	2.05%
Expected dividend yield	0.63%	2.35%
Expected stock price volatility	60%	67%
Expected life in years	5	5
Forfeiture rate	0%	0%

In accordance with the vesting terms of the stock options granted, the Company recorded a charge to share-based payments expense of $1,392,902 (2019 - $917,571) with offsetting credit to reserve for the year ended May 31, 2020.

In accordance with the vesting terms of the RSUs granted, the Company recorded a charge to share-based payments expense of $647,847 (2019 - $166,900) with offsetting credit of $378,394 and $269,453 (2019 - $166,900 and $Nil) to share capital and reserves, respectively, for the year ended May 31, 2020.

11. RELATED PARTY TRANSACTIONS AND BALANCES

The aggregate value of transactions and outstanding balances relating to key management personnel were as follows:

	Salary	Share-based
Year ended May 31, 2020	or fees	payments	Total
Management	$977,284	$484,557	$1,461,841
Directors	171,137	1,208,270	1,379,407
	$1,148,421	$1,692,827	$2,841,248

	Salary	Share-based
Year ended May 31, 2019	or fees	payments	Total
Management	$907,230	$386,013	$1,293,243
Directors	160,066	517,430	677,496
	$1,067,296	$903,443	$1,970,739

The services of the Chief Financial Officer ("CFO") of the Company are provided through a management services company, Seaboard Services Corp., which bills the Company for various administrative and regulatory services on a monthly basis and included within the monthly amount is the cost of the CFO which is not billed separately. For the year ended May 31, 2020, the Company was billed $174,000 (2019 - $130,500) by the management services company and part of that amount was for the CFO services, such amount is not included in the table above.

As at May 31, 2020, the Company had $590,357 (2019 - $407,284) due to directors and management related to salary, fees, and/or reimbursements, which have been included in accounts payable and accrued liabilities.

METALLA ROYALTY & STREAMING LTD. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED MAY 31, 2020 AND 2019 (Expressed in Canadian Dollars, unless otherwise stated)

12. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

Significant non-cash investing and financing activities

During the year ended May 31, 2020, the Company:

a) issued 357,121 common shares, valued at $2,749,831, for the acquisition of IRC (Note 4);

b) issued 2,574 common shares, valued at $11,123, for the acquisition of the Alamos NSR (Note 4);

c) recognized $335,045 of accounts payable for the acquisition of NuevaUnión NSR (Note 4);

d) entered into an agreement to sell the Tower Mountain project for $150,000 (offset against pre-production royalty payable to the original owner) and a 2.0% NSR royalty interest on the property (Note 4);

e) issued 90,805 common shares, valued at $378,394, for RSUs that vested;

f) reallocated $908,002 from reserves for 565,603 stock options exercised; and

g) reallocated $656,170 from reserves for 959,698 share purchase warrants exercised.

During the year ended May 31, 2019, the Company:

a) issued 2,530,769 common shares, valued at $7,181,444, for the acquisition of the Santa Gertrudis NSR (Note 4);

b) issued 2,414,981 common shares and reserved 654,207 common shares for outstanding share purchase warrants of ValGold with an aggregate value of $8,432,687, for net assets acquired from ValGold (Note 4);

c) issued 654,750 common shares, valued at $2,717,600, for the acquisition of the FMS NSR (Note 4);

d) issued 2,054,752 common shares, valued at $9,534,050, for the acquisition of the Alamos NSRs, options, and other (Note 4);

e) issued 2,307,411 common shares, valued at $7,199,123, on conversion of the debenture owed to Coeur (Note 7);

f) issued 150,000 share purchase warrants, valued at $103,959, as loan inducements (Note 7);

g) issued 110,310 underwriter's warrants, valued at $90,769, as share issue costs (Note 10);

h) reallocated $1,577,802 from reserves for 2,042,003 share purchase warrants exercised; and

i) reallocated $26,892 from reserves for 33,333 stock options exercised.

13. FINANCIAL INSTRUMENTS

The Company classified its financial instruments as follows:

	May 31	May 31
	2020	2019
Financial assets
Amortized cost:
Cash	$4,695,653	$4,603,062
Other receivables	51,099	-
Fair value through profit or loss:
Royalty and stream receivables	-	129,960
Marketable securities	36,000	-
	$4,782,752	$4,733,022

Financial liabilities
Amortized cost:
Accounts payable and accrued liabilities	$1,635,627	$1,126,982
Loans payable	4,595,440	2,798,975
	$6,231,067	$3,925,957

METALLA ROYALTY & STREAMING LTD. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED MAY 31, 2020 AND 2019 (Expressed in Canadian Dollars, unless otherwise stated)

13. FINANCIAL INSTRUMENTS (cont'd…)

Fair value

Financial instruments recorded at fair value on the consolidated statement of financial position are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

a) Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities;

b) Level 2 - Inputs other than quoted prices that are observable for assets or liabilities, either directly or indirectly; and

c) Level 3 - Inputs for assets and liabilities that are not based on observable market data.

The fair value hierarchy requires the use of observable market inputs whenever such inputs exist. A financial instrument is classified to the lowest level of the hierarchy for which a significant input has been considered in measuring fair value. As at May 31, 2020, the Company did not have any financial instruments measured at fair value.

The carrying value of cash, receivables, and accounts payable and accrued liabilities approximated their fair value because of the short-term nature of these instruments. Marketable securities are classified within Level 1 of the fair value hierarchy. Royalty, stream receivable (if any) includes provisional pricing, and final price and assay adjustments and is valued using observable market commodity forward prices and thereby classified within Level 2 of the fair value hierarchy. The fair value of the Company's loans payable is approximated by its carrying value as its interest rates are comparable to market interest rates.

Capital risk management

The Company's objectives when managing capital are to provide shareholder returns through maximization of the profitable growth of the business and to maintain a degree of financial flexibility relevant to the underlying operating and metal price risks while safeguarding the Company's ability to continue as a going concern. The capital of the Company consists of share capital. The Board of Directors does not establish a quantitative return on capital criteria for management. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. The Company may issue new shares in order to meet its financial obligations. The management of the Company believes that the capital resources of the Company as at May 31, 2020 are sufficient for its present needs for at least the next twelve months. The Company is not subject to externally imposed capital requirements.

Credit risk

Credit risk arises from cash deposits, as well as credit exposures to counterparties of outstanding receivables and committed transactions. There is no significant concentration of credit risk other than cash deposits. The Company's cash deposits are primarily held with a Canadian chartered bank. Receivables include value added tax due from the Canadian government. The carrying amount of financial assets recorded in the financial statements represents the Company's maximum exposure to credit risk. The Company believes it is not exposed to significant credit risk and overall, the Company's credit risk has not declined from the prior year.

Liquidity risk

The Company strives to maintain sufficient liquidity to meet its short-term business requirements, taking into account its anticipated cash flows from royalty interests, its holdings of cash, and its committed liabilities. The maturities of the Company's non‐current liability are disclosed in Note 7. All current liabilities are settled within one year.

METALLA ROYALTY & STREAMING LTD. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED MAY 31, 2020 AND 2019 (Expressed in Canadian Dollars, unless otherwise stated)

13. FINANCIAL INSTRUMENTS (cont'd…)

Currency risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates. The Company primarily operates in Canada, Australia, Argentina, and the United States and incurs expenditures in currencies other than Canadian dollars. Thereby, the Company is exposed to foreign exchange risk arising from currency exposure. The Company has not hedged its exposure to currency fluctuations. Based on the above net exposure, as at May 31, 2020, and assuming that all other variables remain constant, a 1% depreciation or appreciation of the Canadian dollar against the US dollar would result in an increase/decrease of approximately $12,000 in the Company's pre-tax income or loss.

14. COMMITMENTS

As at May 31, 2020, the Company had the following contractual obligations:

	Less than	1 to	4 to	Over
	1 year	3 years	5 years	5 years	Total
Trade and other payables	$1,514,281	$-	$-	$-	$1,514,281
Loans payable principal and interest payments	685,000	8,294,932	-	-	8,979,932
Payments related to acquisitions of royalties and streams	335,045	-	-	-	335,045
Other	2,834	-	-	-	2,834
	$1,022,879	$8,294,932	$-	$-	$9,317,811

In addition to the commitments above, the Company could in the future have additional commitments payable in cash and/or shares related to the acquisition of royalty and stream interests as disclosed in Note 4.  However, these payments are subject to certain triggers or milestone conditions that have not been met as of May 31, 2020.

15. EVENTS AFTER REPORTING DATE

Subsequent to May 31, 2020, the Company entered into the following arrangements:

a) Wharf Acquisition - acquired a net 1.0% NSR royalty on the operating Wharf mine from third parties for total consideration of $1.0 million in cash and 899,201 common shares.  Wharf is owned by Coeur;

b) Secondary Offering - completed a public offering of 3,910,000 common shares of the Company previously held by Coeur, at a price of US$5.30 per common share for gross proceeds of US$20.7 million.  The net proceeds of the Secondary Offering were paid directly to Coeur;

c) Kirkland Lake/Fosterville Acquisition - entered into an agreement with NuEnergy Gas Limited to acquire an existing 2.5% NSR royalty on the northern and southern portions of Kirkland Lake Gold Ltd.'s operating Fosterville mine for a total consideration of AUD$2.0 million in cash and 467,730 common shares. The transaction is expected to close in October 2020; and

d) Beedie Loan Amendment - completed an amendment of the convertible loan facility with Beedie whereby Beedie will convert $6.0 million of the $7.0 million initial advance, the Company will drawdown the remaining $5.0 million from the original loan facility and Beedie would make an additional $20.0 million available to the Company to fund future acquisitions.  Following completion of the amendment, Beedie converted $6.0 million at $5.56 per share for a total of 1,079,136 shares and the Company drew down the remaining $5.0 million with a revised conversion price of $9.90 from the original loan facility.  Following the conversion and the additional drawdown the Company has a total of $6.0 million outstanding and $20.0 million available under the amended loan facility.